Exhibit 3.2

CERTIFICATE OF DESIGNATIONS
OF 8⅜% SERIES J CUMULATIVE REDEEMABLE PREFERRED STOCK

of

SIMON PROPERTY GROUP, INC.

Pursuant to Section 151 of the General
Corporation Law of the State of Delaware

The following resolutions were duly adopted by the Board of Directors (the “Board of Directors”) of Simon Property Group, Inc., a Delaware corporation (the “Corporation”), pursuant to the provisions of Section 151 of the General Corporation Law of the State of Delaware:

WHEREAS, the Board of Directors of the Corporation is authorized, within the limitations and restrictions stated in the Restated Certificate of Incorporation of the Corporation, as amended from time to time (the “Charter”), to provide by resolution or resolutions for the issuance of shares of preferred stock of the Corporation, in one or more series with such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated in such resolution or resolutions providing for the issue of such series of preferred stock as may be adopted from time to time by the Board of Directors;

WHEREAS, the Board of Directors of the Corporation has determined that it is in the best interests of the Corporation and its stockholders to designate a new series of preferred stock of the Corporation; and

WHEREAS, it is the desire of the Board of Directors of the Corporation, pursuant to its authority as aforesaid, to authorize and fix the terms of a series of preferred stock and the number of shares constituting such series;

NOW, THEREFORE, BE IT RESOLVED, that, pursuant to Article Fourth of the Charter of the Corporation (which authorizes 100,000,000 shares of Preferred Stock, par value $0.0001 per share (the “Preferred Stock”)) and the authority conferred on the Board of Directors, the Board of Directors hereby fixes the powers, designations, preferences and relative, participating, optional and other special rights, and the qualifications, limitations and restrictions, of a new series of Preferred Stock; and be it further

RESOLVED, that each share of such new series of Preferred Stock shall rank equally in all respects and shall be subject to the following provisions:

Section 1.  Designation.  The series of Preferred Stock is hereby designated as the “8⅜% Series J Cumulative Redeemable Preferred Stock” (the “Series J Preferred Stock”).

Section 2.  Number.  The total number of authorized shares of the Series J Preferred Stock shall be 1,000,000.

Section 3.  Relative Seniority.  In respect of rights to receive dividends and to participate in distributions of payments in the event of any liquidation, dissolution or winding up of the Corporation, the Series J Preferred Stock shall rank (i) senior to the Common Stock, the Class B Common Stock and the Class C Common Stock and any other class or series of shares of the Corporation which, by their terms rank junior to the Series J Preferred Stock (collectively, “Junior Shares”), (ii) on a parity with all other shares of Preferred Stock of the Corporation which are not by their terms Junior Shares or Senior Shares, and (iii) junior to any shares of Preferred Stock which by their terms rank senior to the Series J Preferred Stock (collectively, “Senior Shares”) and were issued in accordance with Section 7 below.

Section 4.  Dividends.

(a)  The holders of the then outstanding Series J Preferred Stock shall be entitled to receive, when and as declared by the Board of Directors out of any funds legally available therefor, cumulative dividends at the rate of $4.1875 per share per year, payable in arrears in equal amounts of $1.046875 per share quarterly in cash on the last day of each March, June, September and December or, if not a Business Day (as hereinafter defined), the next succeeding Business Day (each such day being hereafter called a “Quarterly Dividend Date” and each period ending on the calendar day preceding a Quarterly Dividend Date being hereinafter called a “Dividend Period”).  Dividends shall accumulate from October 14, 2004, with the first dividends to be paid on December 31, 2004.  Dividends shall be payable to holders of record as they appear in the share records of the Corporation at the close of business on the applicable record date (a “Record Date”), which shall be the 15th day of the calendar month in which the applicable Quarterly Dividend Date falls on or such other date designated by the Board of Directors of the Corporation for the payment of dividends that is not more than 30 nor less than 10 days prior to such Quarterly Dividend Date.  The amount of any dividend payable for any Dividend Period shorter than a full Dividend Period shall be computed on the basis of a 360-day year of twelve 30-day months.  “Business Day” shall mean any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close.

(b)  The amount of any dividends accumulated on any Series J Preferred Stock at any Quarterly Dividend Date shall be the amount of any unpaid dividends accumulated thereon to but excluding such Quarterly Dividend Date and the amount of dividends accumulated on any shares of Series J Preferred Stock at any date other than a Quarterly Dividend Date shall be equal to the sum of the amount of any unpaid dividends accumulated thereon to but excluding the last preceding Quarterly Dividend Date, plus an amount calculated on the basis of the annual dividend rate of $4.1875 per share for the period after such last preceding Quarterly Dividend Date to and including the date as of which the calculation is made based on a 360-day year of twelve 30-day months.  Dividends on the Series J Preferred Stock will accumulate whether or not the Corporation has earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are authorized or declared.

(c)  Except as otherwise expressly provided herein, the Series J Preferred Stock will not be entitled to any dividends in excess of full cumulative dividends as described above and shall not be entitled to participate in the earnings or assets of the Corporation, and no interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on the Series J Preferred Stock which may be in arrears.

(d)  Any dividend payment made on the Series J Preferred Stock shall first be credited against the earliest accumulated but unpaid dividend due with respect to such shares which remains payable.

(e)  If, for any taxable year, the Corporation elects to designate as “capital gain dividends” (as defined in and permitted pursuant to Section 857 of the Internal Revenue Code of 1986, as amended (the “Code”)), any portion (the “Capital Gains Amount”) of the dividends paid or made available for the year to holders of all classes of shares (the “Total Dividends”), then the portion of the Capital Gains Amount that shall be allocated to the holders of the Series J Preferred Stock shall equal (i) the Capital Gains Amount multiplied by (ii) a fraction that is equal to (a) the total dividends paid or made available to the holders of the Series J Preferred Stock for the year over (b) the Total Dividends.

(f)  No dividends on the Series J Preferred Stock shall be authorized by the Board of Directors of the Corporation or be paid or set apart for payment by the Corporation at such time as the terms and provisions of any agreement of the Corporation, including any agreement relating to its indebtedness, prohibits such authorization, payment or setting apart for payment or provides that such authorization, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such authorization or payment shall be restricted or prohibited by law.

(g)  No dividends will be declared or paid or set apart for payment on any capital stock of the Corporation ranking, as to dividends, on a parity with or junior to the Series J Preferred Stock for any period unless full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment therefor set apart for such payment on the Series J Preferred Stock for all past Dividend Periods and the then current Dividend Period.  When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Series J Preferred Stock and the shares of any other series of Preferred Stock ranking on a parity as to dividends with the Series J Preferred Stock, all dividends declared on the Series J Preferred Stock and any other series of Preferred Stock ranking on a parity as to dividends with the Series J Preferred Stock shall be declared pro rata so that the amount of dividends declared per share of Series J Preferred Stock and such other series of Preferred Stock shall in all cases bear to each other the same ratio that accumulated dividends per Series J Preferred Stock and such other series of Preferred Stock bear to each other.

(h)  Except as provided in subparagraph (g), unless full cumulative dividends on the Series J Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment therefor set apart for such payment on the Series J Preferred Stock for all past Dividend Periods and the then current Dividend Period, no dividends (other than in Junior Shares) shall be declared or paid or set aside for payment nor shall any other distribution be declared or made upon the Junior Shares or any other capital stock of the Corporation ranking on a parity with the Series J Preferred Stock as to dividends or upon liquidation, nor shall any Junior Shares or any other capital stock of the Corporation ranking on a parity with the Series J Preferred Stock as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid or made available for a sinking fund for the redemption of such shares) by the Corporation (except by conversion into or exchange for other Junior Shares).

Section 5.  Liquidation Rights.

(a)  Upon the voluntary or involuntary dissolution, liquidation or winding up of the Corporation (a “liquidation”), the holders of the Series J Preferred Stock then outstanding shall be entitled to receive in cash or property (at its fair market value determined by the Corporation’s Board of Directors) and to be paid out of the assets of the Corporation legally available for distribution to its shareholders, before any payment or distribution shall be made on any Junior Shares, the amount of $50.00 per share, plus accumulated and unpaid dividends, if any, thereon to and including the date of liquidation.

(b)  After the payment to the holders of the Series J Preferred Stock of the full liquidation amounts provided for in paragraph (a), the holders of the Series J Preferred Stock, as such, shall have no right or claim to any of the remaining assets of the Corporation.

(c)  If, upon any voluntary or involuntary dissolution, liquidation, or winding up of the Corporation, the amounts payable with respect to the preference distributions on the Series J Preferred Stock and the shares of each other series of Preferred Stock of the Corporation ranking, as to liquidation rights, on a parity with the Series J Preferred Stock are not paid in full, the holders of the Series J Preferred Stock and any other shares of Preferred Stock of the Corporation ranking, as to liquidation rights, on a parity with the Series J Preferred Stock shall share ratably in any such distribution of assets of the Corporation in proportion to the full respective preference amounts to which they would otherwise be respectively entitled.

(d)  Neither the sale, lease, transfer or conveyance of all or substantially all of the property or business of the Corporation, nor the merger or consolidation of the Corporation into or with any other entity or the merger or consolidation of any other entity into or with the Corporation, shall be deemed to be a dissolution, liquidation or winding up, voluntary or involuntary, for the purposes of this Section 5.

Section 6.  Redemption.

(a)  Optional Redemption.  On and after October 15, 2027, the Corporation may, at its option (subject to the provisions of this Section 6), redeem at any time all or, from time to time, part of the Series J Preferred Stock at a price per share (the “Redemption Price”), payable in cash, of $50.00 per share, together with all accumulated and unpaid dividends, if any, to and including the date fixed for redemption (the “Redemption Date”), without interest, to the extent the Corporation has funds legally available therefor.  The Series J Preferred Stock have no stated maturity and will not be subject to any sinking fund or mandatory redemption provisions, except as provided for in Section 9 below.

(b)  Procedures For Redemption.

(1)  Notice of redemption will be given by publication in a newspaper of general circulation in The City of New York, such publication to be made once a week for two successive weeks commencing not less than 30 nor more than 60 days prior to the Redemption Date.  Notice of any redemption furnished by the Corporation will also be mailed by the registrar, postage prepaid, not less than 30 nor more than 60 days prior to the Redemption Date, addressed to each holder of record of the Series J Preferred Stock to be redeemed at the address set forth in the share transfer records of the registrar.  No failure to give such notice or any defect therein or in the mailing thereof shall affect the validity of the proceedings for the redemption of any Series J Preferred Stock except as to the holder to whom the Corporation has failed to give notice or except as to the holder to whom notice was defective.  In addition to any information required by law or by the applicable rules of any exchange upon which Series J Preferred Stock may be listed or admitted to trading, such notice shall state: (a) the Redemption Date; (b) the Redemption Price; (c) the number of Series J Preferred Stock to be redeemed; (d) the place or places where certificates for the Series J Preferred Stock to be redeemed are to be surrendered for payment of the Redemption Price; and (e) that dividends on the Series J Preferred Stock to be redeemed will cease to accumulate on the Redemption Date.

(2)  If notice has been mailed in accordance with Section 6(b)(1) above and provided that on or before the Redemption Date specified in such notice all funds necessary for such redemption shall have been irrevocably set aside by the Corporation, separate and apart from its other funds, in trust for the pro rata benefit of the holders of the Series J Preferred Stock so called for redemption, so as to be, and to continue to be available therefor, then, from and after the Redemption Date, dividends on the Series J Preferred Stock so called for redemption shall cease to accumulate, and said shares shall no longer be deemed to be outstanding and shall not have the status of Series J Preferred Stock and all rights of the holders thereof as shareholders of the Corporation (except the right to receive the Redemption Price) shall cease.  Upon surrender, in accordance with such notice, of the certificates for any Series J Preferred Stock so redeemed (properly endorsed or assigned for transfer, if the Corporation shall so require and the notice shall so state), such Series J Preferred Stock shall be redeemed by the Corporation at the Redemption Price.  In case fewer than all the Series J Preferred Stock represented by any such certificate are redeemed, a new certificate or certificates shall be issued representing the unredeemed Series J Preferred Stock without cost to the holder thereof.

(3)  Any funds deposited with a bank or trust company for the purpose of redeeming Series J Preferred Stock shall be irrevocable except that:

(a)  the Corporation shall be entitled to receive from such bank or trust company the interest or other earnings, if any, earned on any money so deposited in trust, and the holders of any Series J Preferred Stock redeemed shall have no claim to such interest or other earnings; and

(b)  any balance of monies so deposited by the Corporation and unclaimed by the holders of the Series J Preferred Stock entitled thereto at the expiration of two years from the applicable Redemption Date shall be repaid, together with any interest or other earnings earned thereon, to the Corporation, and after any such repayment, the holders of the Series J Preferred Stock entitled to the funds so repaid to the Corporation shall look only to the Corporation for payment without interest or other earnings.

(4)  No Series J Preferred Stock may be redeemed except from proceeds from the sale of other capital stock of the Corporation (consisting of common stock, preferred stock,

depositary shares, interests, participations or other ownership interests (however designated) and any rights (other than debt securities convertible into or exchangeable for equity securities) or options to purchase any of the foregoing) and not from any other source.

(5)  Unless full accumulated dividends on all Series J Preferred Stock shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment on the Series J Preferred Stock for all past Dividend Periods and the then current Dividend Period, no Series J Preferred Stock shall be redeemed, purchased or otherwise acquired directly or indirectly on the Series J Preferred Stock; provided, however, that the foregoing shall not prevent the redemption, purchase or acquisition of Series J Preferred Stock to preserve the Corporation’s REIT status or the purchase or acquisition of Series J Preferred Stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Series J Preferred Stock.

(6)  If the Redemption Date is after a Record Date and before the related Quarterly Dividend Date, the dividend payable on such Quarterly Dividend Date shall be paid to the holder in whose name the Series J Preferred Stock to be redeemed are registered at the close of business on such Record Date notwithstanding the redemption thereof between such Record Date and the related Quarterly Dividend Date or the Corporation’s default in the payment of the dividend due.  Except as provided in this Section 6, the Corporation will make no payment or allowance for unpaid dividends, whether or not in arrears, on Series J Preferred Stock to be redeemed.

(7)  In case of redemption of less than all Series J Preferred Stock at the time outstanding, the Series J Preferred Stock to be redeemed shall be selected pro rata from the holders of record of such Series J Preferred Stock in proportion to the number of Series J Preferred Stock held by such holders (with adjustments to avoid redemption of fractional shares) or by any other equitable method determined by the Corporation.

Section 7.  Voting Rights.  Except as required by law, and as set forth below, the holders of the Series J Preferred Stock shall not be entitled to vote at any meeting of the shareholders for election of Directors or for any other purpose or otherwise to participate in any action taken by the Corporation or the shareholders thereof, or to receive notice of any meeting of shareholders.

(a)  Whenever dividends on any Series J Preferred Stock shall be in arrears for six or more quarterly periods, whether or not such quarterly periods are consecutive, the holders of such Series J Preferred Stock (voting separately as a class with all other series of Preferred Stock of the Corporation upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional Directors of the Corporation at a special meeting called by the holders of record of at least ten percent (10%) of the Series J Preferred Stock (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the shareholders) or at the next annual meeting of shareholders, and at each subsequent annual meeting until all dividends accumulated on such Series J Preferred Stock for the past Dividend Periods and the then current Dividend Period shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment.  In such case, the entire Board of Directors of the Corporation will be increased by two Directors.

(b)  So long as any Series J Preferred Stock remain outstanding, the Corporation will not, without the affirmative vote or consent of the holders of at least two-thirds of the Series J Preferred Stock outstanding at the time, given in person or by proxy, either in writing or at a meeting (voting separately as a class), (i) authorize or create, or increase the authorized or issued amount of, any class or series of shares of capital stock ranking senior to the Series J Preferred Stock with respect to the payment of dividends or the distribution of assets upon liquidation, dissolution or winding up of the Corporation or reclassify any authorized capital stock of the Corporation into such capital stock, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such capital stock; or (ii) amend, alter or repeal the provisions of the Charter of the Corporation, including this Certificate of Designations, whether by merger, consolidation or otherwise (an “Event”), so as to materially and adversely affect any right, preference, privilege or voting power of the Series J Preferred Stock or the holders thereof; provided, however, with respect to the occurrence of any of the Events set forth in (ii) above, so long as the Series J Preferred Stock remain outstanding with the terms thereof materially unchanged, taking into account that upon the occurrence of an Event the Corporation may not be the surviving entity, the occurrence of any such Event shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting power of holders of Series J Preferred Stock; and provided, further, that (x) any increase in the amount of the authorized Preferred Stock or the creation or issuance of any other series of Preferred Stock, or (y) any increase in the amount of authorized Series J Preferred Stock, in each case ranking on a parity with or junior to the Series J Preferred Stock with respect to payment of dividends and the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote or consent would otherwise be required shall be effected, all outstanding Series J Preferred Stock shall have been redeemed or called for redemption and sufficient funds shall have been deposited in trust to effect such redemption.

(c)  On each matter submitted to a vote of the holders of Series J Preferred Stock in accordance with this Section 7, or as otherwise required by law, each Series J Preferred Share shall be entitled to one vote.  With respect to each Series J Preferred Share, the holder thereof may designate a proxy, with each such proxy having the right to vote on behalf of the holder.

Section 8.  Conversion.  The Series J Preferred Stock is not convertible into or exchangeable for any other property or securities of the Corporation.

Section 9.  Restrictions On Ownership.  The shares of Series J Preferred Stock shall be subject to the restrictions on transfer set forth in Article Ninth of the Charter of the Corporation.  Any transfer or attempted transfer in violation of the provisions of this Section 9 shall be null and void.

IN WITNESS WHEREOF, Simon Property Group, Inc. has caused this Certificate of Designations to be signed this 13th day of October 2004.

SIMON PROPERTY GROUP, INC.

By:	/s/ Stephen E. Sterrett
	Name:	Stephen E. Sterrett
	Title:	Executive Vice President and Chief Financial Officer